Exhibit 99.1

Grant·Park
FUTURES FUND

GRANT PARK WEEKLY PERFORMANCE STATISTICS * 02/10/06			
	Weekly ROR	**MTD ROR**	**YTD ROR**
Class A Units	**-1.95%**	**-2.03%**	**1.31%**
Class B Units	**-1.97%**	**-2.05%**	**1.21%**

* Subject to independent verification

WEEKLY COMMENTARY FOR THE WEEK ENDED FEBRUARY 10, 2006

The Grant Park Futures Fund sustained trading losses during the past week. Positions in the metals, currencies and soft/agricultural commodities posted the largest losses. Gains were the result of positions in the interest rate sector.

Long positions in the metals sector experienced losses as prices for precious metals and base metals tumbled for the week. The April gold contract on COMEX settled at $553.50 per ounce, $18.10 lower for the week while March silver closed 38 cents weaker at $9.38 per ounce. Analysts credited much of the weakness in precious metals to heavy selling on behalf of funds attempting to take profits while prices are at historically high levels. Long positions in the base metals also lost ground as prices for zinc, aluminum and copper fell on the London Metals Exchange. Analysts implied that the sell-off in precious metals along with weakness in mining stocks created weakness in base metals as investors moved to cover long positions and take profits. Speculation that mining concerns will boost copper production in the coming year also contributed to the drop in base metal prices.

Sugar prices fell during the week, resulting in losses for long positions. The March contract on the New York Board of Trade was 1.64 cents lower by Friday's close, settling at 17.66 cents for the week. Analysts suggested that the weakness in prices was the result of heavy selling in the March contract on behalf of investors trying to cover long positions and take profits. They also suggested that heavy selling in the March and May spread (whereby investors holding long positions in the March contract sell the March while simultaneously buying the May contract) combined with the outright selling forced March prices lower. Long positions in the coffee market also registered losses as the March contract settled 2.50 cents lower at $1.1510 per pound.

Short positions in the Japanese Yen led to losses as the Asian currency rallied. The currency appreciated against the U.S. dollar, euro and British pound on news that Japanese core machinery orders were up 6.8% in December on the previous month, exceeding economists' expectations of a 1.5% increase. The yen was also stronger on news that the Japanese corporate goods price index for January was 2.7% higher year to year. On Thursday Bank of Japan Governor Toshihiko Fukui said that from its next board meeting onward, the Central Bank would have to consider carefully whether a shift to a tighter monetary policy is warranted. Long positions in the Canadian dollar versus the U.S. dollar also resulted in losses as the Canadian dollar depreciated against the greenback for the week.

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY



555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com

Finally, short positions in Eurodollar contracts recorded gains as the price for short-term interest rate instruments fell during the week. Weakness in the short-end materialized in the middle of the week after it was reported that former Federal Reserve Chairman Alan Greenspan gave a favorable assessment of the U.S. economy while speaking at a private event on Tuesday evening. Traders said that the comments, which the former Fed chair was to have made at a Lehman Brothers sponsored event indicated that short-term interest rates may have to move higher than what the marketplace is currently expecting. Prices for U.S. Thirty-year bond and Ten-year note were also lower, benefiting short positions.



555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com